Uxin Limited

2-5F, Tower E, LSHM Center

No. 8 Guangshun South Avenue, Chaoyang District

Beijing, 100102, The People’s Republic of China

June 25, 2018

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Folake Ayoola, Special Counsel

Jeff Kauten, Attorney-Advisor

Craig Wilson, Senior Assistant Chief Accountant

Rebekah Lindsey, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Uxin Limited (CIK: 0001729173)

Registration Statement on Form F-1 (File No. 333-225266)

Registration Statement on Form 8-A (File No. 001-38527)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C (“Rule 461”) of the General Rules and Regulations under the Securities Act of 1933, as amended, Uxin Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to and that the F-1 Registration Statement become effective at 4:00 p.m., Eastern Time, on June 26, 2018, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing Class A ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

The Company understands that Morgan Stanley & Co. International plc, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC, China International Capital Corporation Hong Kong Securities Limited and China Renaissance Securities (Hong Kong) Limited, the representatives of the underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

Uxin Limited

By:	/s/ Kun Dai
	Name:	Kun Dai
	Title:	Chairman of the Board of Directors and Chief Executive Officer

[Signature Page to Acceleration Request]